Exhibit 7

Consolidated Report of Condition of

Wells Fargo Bank National Association

of 101 North Phillips Avenue, Sioux Falls, SD 57104

And Foreign and Domestic Subsidiaries,

at the close of business December 31, 2014, filed in accordance with 12 U.S.C. §161 for National Banks.

		Dollar Amounts In Millions
ASSETS
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin		$18,743
Interest-bearing balances		222,900
Securities:
Held-to-maturity securities		55,483
Available-for-sale securities		226,470
Federal funds sold and securities purchased under agreements to resell:
Federal funds sold in domestic offices		1,968
Securities purchased under agreements to resell		23,309
Loans and lease financing receivables:
Loans and leases held for sale		14,634
Loans and leases, net of unearned income	821,207
LESS: Allowance for loan and lease losses	10,844
Loans and leases, net of unearned income and allowance		810,363
Trading Assets		46,228
Premises and fixed assets (including capitalized leases)		7,491
Other real estate owned		2,492
Investments in unconsolidated subsidiaries and associated companies		856
Direct and indirect investments in real estate ventures		1
Intangible assets
Goodwill		21,627
Other intangible assets		18,578
Other assets		61,641

Total assets		$1,532,784

LIABILITIES
Deposits:
In domestic offices		$1,062,122
Noninterest-bearing	322,290
Interest-bearing	739,832
In foreign offices, Edge and Agreement subsidiaries, and IBFs		151,034
Noninterest-bearing	928
Interest-bearing	150,106
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased in domestic offices		946
Securities sold under agreements to repurchase		12,563

Dollar Amounts In Millions
Trading liabilities	25,409
Other borrowed money
(includes mortgage indebtedness and obligations under capitalized leases)	83,997
Subordinated notes and debentures	18,701
Other liabilities	32,601

Total liabilities	$1,387,373
EQUITY CAPITAL
Perpetual preferred stock and related surplus	0
Common stock	519
Surplus (exclude all surplus related to preferred stock)	106,158
Retained earnings	34,288
Accumulated other comprehensive income	4,019
Other equity capital components	0

Total bank equity capital	144,984
Noncontrolling (minority) interests in consolidated subsidiaries	427

Total equity capital	145,411

Total liabilities, and equity capital	$1,532,784

I, John R. Shrewsberry, Sr. EVP & CFO of the above-named bank do hereby declare that this Report of Condition has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true to the best of my knowledge and belief.

John R. Shrewsberry
Sr. EVP & CFO

We, the undersigned directors, attest to the correctness of this Report of Condition and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true and correct.

John Stumpf	Directors
James Quigley
Enrique Hernandez, Jr.